Exhibit 4.2

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12

OF THE EXCHANGE ACT

The following information describes the common stock, par value $0.01 per share (“Common Stock”) and Series A Participating Preferred Stock Purchase Rights of SeaChange International, Inc. (the “Company”), as well as certain provisions of our amended and restated certificate of incorporation (as amended, our “Certificate of Incorporation”) and our amended and restated bylaws (“Bylaws”). This description is only a summary. You should also refer to our Certificate of Incorporation and Bylaws, which have been filed with the Securities and Exchange Commission as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), issuable in one or more series designated by the board of directors of the Company (the “Board”), of which 1,000,000 shares have been designated as Series A Participating Preferred Stock. As of the close of business on April 5, 2020, there were 37,208,434 shares of Common Stock outstanding and no shares of Preferred Stock issued and outstanding.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Except in the case of a contested election, directors are elected if the votes cast “for” a nominee exceed the votes cast “against” the nominee’s election. Holders of Common Stock are entitled to receive ratably dividends, if any, as may be declared by the Board out of funds legally available therefor, after provision has been made for any preferential dividend rights of outstanding Preferred Stock. Upon our liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive an equal portion of the net assets of the Company available for distribution to the holders of Common Stock, subject to any preferential rights of any then outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are, when issued and paid for, validly issued, fully paid and nonassessable. The rights, powers, preferences and privileges of holders of Common Stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which we may designate and issue in the future.

Each share of Common Stock includes Series A Participating Preferred Stock purchase rights (the “Rights”) pursuant to the Tax Benefits Preservation Plan, dated as of March 4, 2019, by and between the Company and Computershare Inc., as Rights Agent, as amended (the “Rights Agreement”). Prior to the occurrence of certain events, the Rights will not be exercisable or evidenced separately from the Common Stock. The Rights have no value except as reflected in the market price of the shares of the Common Stock to which they are attached, and can be transferred only with the shares of Common Stock to which they are attached.

Our Common Stock and the related rights to purchase Series A Participating Preferred Stock are traded on the NASDAQ Global Select Market under the symbol “SEAC”.

The transfer agent and registrar for our Common Stock and related rights to purchase Series A Participating Preferred Stock is Computershare, Inc. Its address is 250 Royall Street, Canton, MA 02021.

Preferred Stock

The Board generally will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock, in one or more series. Each series of Preferred Stock will have the number of shares, designations, preferences, voting powers (or special, preferential or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions as is determined by the Board, which may include, among others, the right to provide that the shares of each such series may be: (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Company; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of the Company at such price or prices or at such rates of exchange and with such adjustments, if any; or (v) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares of any other series of Preferred Stock.

Our stockholders have granted the Board authority to issue the Preferred Stock and to determine the rights and preferences of the Preferred Stock in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of Common Stock will be subordinate to the rights of holders of any Preferred Stock issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of Common Stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A Participating Preferred Stock Purchase Rights

The Rights; Exercise Period. We do not have any shares of Preferred Stock outstanding, but have designated shares of Series A Participating Preferred Stock in connection with our Rights Agreement. The Rights Agreement imposes a significant penalty upon any person or group which acquires 4.9% or more of the outstanding Common Stock (such event, a “Triggering Event”) without the approval of the Board as described in Section 11(a)(ii) of the Rights Agreement. Stockholders who own 4.9% or more of the outstanding Common Stock as of the open of business on March 5, 2019, will not constitute a Triggering Event so long as such stockholders do not change their ownership of Common Stock in a transaction or series of transactions to an amount equal to or greater than the greater of (i) 4.9% or (ii) the sum of (x) the lowest beneficial ownership of such person as a percentage of the outstanding Common Stock as of any date on or after March 5, 2019 plus (y) 0.5%.   Upon a Triggering Event, each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, par value $0.01 per share (the “Series A Participating Preferred Stock”), of the Company, at a price of $8.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. Because of the nature of the Series A Participating Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share (as such term is defined in the Rights Agreement). From and after the occurrence of a Triggering Event if the Rights evidenced by the Right Certificate (as defined below) are or were acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Rights shall become null and void, and any holder of such Rights shall thereafter have no right to exercise such Rights. However, Rights are not exercisable following the occurrence of a Triggering Event until such time as the Rights are no longer redeemable by the Company as set forth below. A copy of the Certificate of Designations, Preferences and Rights of the Series A Participating Preferred Stock of SeaChange International, Inc. filed by the Company with the Secretary of State of the State of Delaware to designate the Series A Participating Preferred Stock was filed as Exhibit 3.3 to the Registration Statement on Form 8-A filed by the Company on March 5, 2019. We subsequently amended the Rights Agreement (i) on June 28, 2019 to provide that the Final Expiration Date in no event would be later than the close of business on March 4, 2022 and (ii) on August 8, 2019 to provide that certain stockholders shall not be considered Acquiring Persons.

Until the earlier to occur of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 4.9% or more of the outstanding Common Stock (or if already the beneficial owner of at least 4.9% of the outstanding Common Stock, by acquiring additional Common Stock in a transaction or series of transactions representing 0.5% or more of the Common Stock then outstanding) (an “Acquiring Person”) or (ii) ten (10) business days (or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 4.9% or more of such outstanding Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date (as such term is defined in the Rights Agreement) and book entry accounts reflecting ownership of Common Stock outstanding as of the Record Date, by such Common Share certificate or book entry account position, as applicable. For these purposes, beneficial ownership is determined based on the number of Common Stock that a person is deemed to directly, indirectly or constructively own pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”), including any shares owned by any other person treated as one entity under applicable treasury regulations.

Each of the following persons will not be deemed to be an Acquiring Person, even if they have acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of the outstanding Common Stock: (i) the Company; (ii) any subsidiary of the Company; (iii) any employee benefit plan of the Company or any subsidiary of the Company, or any person holding outstanding Common Stock for or pursuant to the terms of any such plan; (iv) any person who would otherwise be an Acquiring Person upon the first public announcement by the Company of the adoption of the Rights Agreement, unless and until such person, or any Affiliate of such person, changes their beneficial ownership of Common Stock in a transaction or series of transactions to an amount equal to or greater than the greater of (1) 4.9% or (2) the sum of (x) the lowest beneficial ownership of such person as a percentage of the outstanding Common Stock as of any date on or after March 5, 2019, plus (y) 0.5% (other than as a result of an acquisition by the Company or any of its Subsidiaries of Common Stock); or (v) any person who as the result of an acquisition of Common Stock by the Company which, by reducing the number of Common Stock outstanding, increases the proportionate number of Common Stock beneficially owned by the person to 4.9% or more of the Common Stock then outstanding, or a stock dividend, rights dividend, stock split or similar transaction effected by the Company unless and until such person, or any Associate or Affiliate of such person, following the first public announcement by the Company of such share acquisition, acquires beneficial ownership of an additional 0.5% or more of the then-outstanding Common Stock (other than pursuant to a stock split, reverse stock split, stock dividend, reclassification or similar transaction effected by the Company). If the Board determines in good faith that a person who would otherwise be an Acquiring Person, has become such inadvertently, and such person, within ten (10) business days of being requested by the Company to do so, certifies that such person became an Acquiring Person inadvertently or without knowledge of the terms of the Rights and who thereafter, within ten (10) business days following such certification, divests as promptly as practicable a sufficient number of Common Stock that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person for any purpose of the Rights Agreement; provided that, if such person requested to so certify or divest Common Stock fails to do so within ten (10) business days, such person shall be deemed to be an Acquiring Person. Additionally, any person that has become an Acquiring Person shall not be treated as an Acquiring Person for any purpose of the Rights Agreement if the Board, in its sole discretion, determines that such person’s acquisition of beneficial ownership of Common Stock does not jeopardize or endanger the Company’s ability to utilize the NOLs (as such term is defined in the Rights Agreement). A person (other than any “direct public group” within the meaning of treasury regulations Section 1.382-2T(j)(2)(ii)) will be treated as the beneficial owner of 4.9% or more of the Common Stock if, in the determination of the Board, that person (individually, or together with other persons) would be treated as a “5-percent stockholder” for purposes of Section 382 (substituting “4.9” for “5” each time “five” or “5” is used in or for purposes of Section 382).

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred by, and only in connection with, the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates and book entry accounts reflecting ownership of Common Stock issued after the Record Date or upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date or book entry accounts reflecting ownership of Common Stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate or book entry position, as applicable. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) the date on which all of the Rights are redeemed as described below, (ii) the date on which the Rights are exchanged as described below, (iii) the consummation of a reorganization transaction entered into by the Company resulting in the imposition of stock transfer restrictions that the Board determines, in its sole discretion, will provide protection for the NOLs similar to that provided by the Rights Agreement, (iv) the close of business on the effective date of the repeal of Section 382, or any other change, if the Board determines, in its sole discretion, that the Rights Agreement is no longer necessary or desirable for the preservation of the NOLs, (v) the date on which the Board otherwise determines, in its sole discretion, that the Rights Agreement is no longer necessary to preserve the NOLs, (vi) the beginning of a taxable year of the Company to which the Board determines, in its sole discretion, that none of the NOLs may be carried forward, (vii) the fifth business day after the filing by the Company of a Current Report on Form 8-K reporting the results of the 2019 annual meeting of stockholders of the Company (including any postponement or adjournment thereof) should the Rights Agreement not be approved by a majority of the Common Stock present and voting at such meeting on such matter and (viii) the close of business on March 4, 2022 (the “Final Expiration Date”).

Purchase Price; Adjustments. The Purchase Price payable, and the number of Series A Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Participating Preferred Stock, (ii) upon the grant to holders of the Series A Participating Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Participating Preferred Stock at a price, or securities convertible into Series A Participating Preferred Stock with a conversion price, less than the then current market price of the Series A Participating Preferred Stock or (iii) upon the distribution to holders of the Series A Participating Preferred Stock of securities (including evidences of indebtedness) or assets (other than a regular quarterly cash dividend or a dividend payable in Series A Participating Preferred Stock) or of rights, options or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date. No fractional Series A Participating Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Participating Preferred Stock on the last trading day prior to the date of exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, all holders of Rights except such person or group of affiliated or associated persons and their transferees may, upon exercise of a Right, purchase for the Purchase Price Common Stock with a market value of two times the Purchase Price, based on the market price of the Common Stock on the date such person or group of affiliated or associated persons became an Acquiring Person. If the Company does not have sufficient Common Stock to satisfy such obligation to issue Common Stock, the Company shall take all actions necessary to authorize additional Common Stock for issuance as soon as possible upon exercise of the Rights. In the event the Company shall, after reasonable best efforts, be unable to take all such actions as may be necessary to authorize such additional Common Stock, the Company shall deliver upon payment of the exercise price of a Right a number of Common Stock to the extent available and then units or other equity securities of the Company other than Common Stock, or cash, a reduction in the Purchase Price, debt securities of the Company, other assets or a combination of the foregoing in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price.

Exchange; Redemption; Amendment. At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

At any time prior to ten (10) business days after the time any Person becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

The foregoing description of the terms of the Rights Agreement is qualified in its entirety by reference to the complete text of the Rights Agreement. A copy of the Rights Agreement was attached as Exhibit 4.1 to the Current Report the Company filed on Form 8-K on March 5, 2019.

Anti-Takeover Effects of Some Provisions of Delaware Law

Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make the acquisition of the Company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with our Board. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

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the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

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upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, the Company has not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire the Company.

Anti-Takeover Effects of Our Charter Documents

Our Certificate of Incorporation empowers our Board, when considering a tender offer or merger or acquisition proposal, to take into account any factors that it determines to be relevant, including, without limitation:

•	the interests of our stockholders, including the possibility that these interests might be best served by our continued independence;
•	whether the proposed transaction might violate federal or state laws;
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not only the consideration being offered in the proposed transaction, in relation to the then current market price for our outstanding capital stock, but also to the market price for our capital stock over a period of years, the estimated price that might be achieved in a negotiated sale of our business as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and our financial condition and future prospects; and

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the social, legal and economic effects upon employees, suppliers, customers, creditors and others having similar relationships with us, upon the communities in which we conduct our business and upon the economy of the state, region and nation.

These provisions may discourage a third party from making a tender offer for our Common Stock, as these provisions could decrease the likelihood that our Board would find such a transaction to be in the interests of our stockholders.

Our Certificate of Incorporation does not allow stockholders to act by written consent in lieu of a meeting. Without the availability of stockholder action by written consent, a holder of the requisite number of shares of our capital stock would not be able to amend our Bylaws or remove directors without holding a stockholders’ meeting. Our Certificate of Incorporation provides that only our President, Chairman of the Board (if any) or a majority of the Board may call a special meeting of stockholders and notice of any such meeting must satisfy the notice periods as set forth in the Bylaws. Additionally, business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the Board by calling a special meeting of stockholders prior to such time as our President, Chairman of the Board or a majority of the Board believed the matter should be considered or until the next annual meeting provided that the requestor met the notice and other requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the Board also could be delayed until the next annual meeting.

Our Board is authorized to issue, without further action by the stockholders, additional shares of Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of Preferred Stock enables our Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

The affirmative vote of the holders of at least 75% of the total voting power of all outstanding shares of our voting stock is generally required for stockholders to amend our Certificate of Incorporation. This provision makes it more difficult to circumvent the anti-takeover provisions of our Certificate of Incorporation.

Our Bylaws provide for our Board to be divided into three classes serving staggered terms. Approximately one-third of the Board will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.

Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of our stockholders, including proposed nominations of persons for election to the Board. Among other requirements, the advance notice provisions provide that (i) a stockholder must provide to the secretary of the Company timely notice (generally 120-150 days prior to the one-year anniversary of the previous year’s annual meeting of stockholders or 60-90 days prior to a special meeting) of any business, including director nominations, proposed to be brought before the annual or special meeting, which notice must conform to the substantive requirements set forth in the Bylaws, (ii) a stockholder must deliver certain information regarding the person(s) making the proposal, and in the case of any nominee for election to the Board, information regarding such nominee, in each case as set forth in the Bylaws, and (iii) any nominee for election to the Board must provide a completed written questionnaire regarding his or her  background, qualifications, stock ownership and independence. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Our Board is expressly authorized to adopt, amend or repeal our Bylaws. Absent Board approval, the Bylaws may not be repealed, amended or altered in any respect without the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of our voting stock entitled to vote.

Anti-Takeover Effects of Our Rights Agreement

The Tax Benefits Preservation Plan could render more difficult, or discourage a merger, tender offer, or assumption of control of the Company that is not approved by our Board. The Tax Benefits Preservation Plan, however, should not interfere with any merger, tender or exchange offer or other business combinations approved by our Board. Additionally, the Tax Benefits Preservation Plan does not prevent our Board from considering any offer that it considers to be in the best interests of the Company’ stockholders.